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                                                                    EXHIBIT 12.1


                      STATEMENT REGARDING COMPUTATION OF

                          RATIO OF EARNINGS TO FIXED

                     CHARGES AND PREFERRED STOCK DIVIDENDS



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
                                                                                                               (A)
                                                    52 Weeks      52 Weeks      53 Weeks      52 Weeks      52 Weeks
                                                      Ended         Ended         Ended         Ended         Ended
                                                   January 31,   February 1,   February 3,   January 28,   January 29,
Ratio of Earnings to Fixed Charges                    1998          1997          1996          1995          1994
----------------------------------                ------------  ------------  ------------  ------------  ------------
Earnings:
 Pre-tax income from continuing operations          137,880       117,803        113,856       146,112      (135,697)
 Fixed charges                                       93,416        72,036         75,668        67,827        47,722
 Preferred stock dividends                               --        (1,305)        (3,197)       (2,777)           --
 Capitalized interest                                (1,716)         (829)        (1,364)       (1,170)       (1,176)
                                                  ------------  ------------  ------------  ------------  ------------

     Total Earnings                                 229,580       187,705        184,963       209,992        (89,151)
                                                  ============  ============  ============  ============  ============

Fixed Charges:
 Interest expense                                    55,077        42,666         47,363        40,910         25,383
 Capitalized interest                                 1,716           829          1,364         1,170          1,176
 Portion of rental expense                           36,623        27,236         23,744        22,970         21,163
 Preferred stock dividends                               --         1,305          3,197         2,777             --
                                                  ------------  ------------  ------------  ------------  ------------

     Total Fixed Charges                             93,416        72,036         75,668        67,827         47,722
                                                  ============  ============  ============  ============  ============

 Ratio of Earnings to Fixed Charges                     2.5           2.6            2.4           3.1             --
                                                  ============  ============  ============  ============  ============


(A) For the fiscal year ended January 29, 1994, the Company reported a pre-tax loss from continuing operations of $135,697, which resulted from the emergence of Carson Pirie Scott & Co. ("CPS") from Chapter 11 bankruptcy protection during the fiscal year. The Company acquired CPS on January 31, 1998 and accounted for the acquisition as a pooling-of-interests. Net income after extraordinary items and changes in accounting methods for the fiscal year ended January 29, 1994 was $28,832. The ratio of earnings to fixed charges calculation for fiscal year ended January 29, 1994, indicated a fixed charge coverage deficiency of $136,873.